SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	FOUR TIMES SQUARE NEW YORK 10036-6522 ------- TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 6, 2012

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VIENNA

Re:	Gabelli Equity Series Funds, Inc.
(Securities Act File No. 33-41913;
Investment Company Act File No. 811-06367)
Post-Effective Amendment No. 30

Ladies and Gentlemen:

On behalf of Gabelli Equity Series Funds, Inc. (the “Company”), I hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 30 (the “Amendment”) to the Company’s Registration Statement on Form N-1A (the “Registration Statement”), which, pursuant to Section 310 of Regulation S-T, has been tagged by the Company’s sub-administrator to indicate the changes from the last annual post-effective amendment to the Registration Statement, filed on January 28, 2011.

The Amendment is a routine annual update except for four new disclosure items, all of which pertain to The Gabelli Focus Five Fund (the “Fund”) and were the subject of substantially identical disclosure in supplements to the Company’s Prospectuses and Statement of Additional Information (“SAI”) that were filed on December 30, 2011 pursuant to Rule 497(e) under the 1933 Act. Accordingly, we respectfully request a “limited review” of the Amendment (and accelerated effectiveness of the Amendment, as discussed in detail below) for purposes of the Staff’s review of the following four new disclosure matters:

1. Effective January 1, 2012, “The Gabelli Woodland Small Cap Value Fund” was renamed “The Gabelli Focus Five Fund” and all references in the Company’s Prospectuses to “The Gabelli Woodland Small Cap Value Fund” or the “Woodland Small Cap Value Fund” have been changed to “The Gabelli Focus Five Fund” or the “Focus Five Fund,” respectively.

2. The currently-effective, non-fundamental investment strategy of the Fund states that under normal market conditions, the Fund invests at least 80% of its assets in equity securities of companies that are considered to be small capitalization companies at the time of the investment.

Securities and Exchange Commission

January 6, 2012

The Fund’s new investment strategy, which will become effective 60 days from the mailing of notice to shareholders, provides that under normal circumstances, the Fund will invest up to approximately 50% of its net assets in five companies with the remaining net assets to be invested across ten to twenty other companies or in short-term high grade investments or cash and cash equivalents. (Please see the section entitled “Principal Investment Strategies” in the Fund’s Prospectus Summary.)

3. The Company’s Prospectuses were updated to address risk factors relevant to the Fund’s amended non-fundamental investment strategy. (Please see the section entitled “Principal Risks” in the Fund’s Prospectus Summary.)

4. In addition to the current portfolio manager of the Fund, effective January 1, 2012, two new portfolio managers have been added to the investment team, namely Mr. Daniel Miller and Ms. Sarah Donnelly. Information regarding the new portfolio managers, including their biographies, compensation structure and ownership of shares in the Fund, has been added to the Company’s Prospectuses and the SAI. (Please see the Prospectus section entitled “Management of the Funds—The Portfolio Managers” and the SAI section entitled “Investment Advisory and Other Services—Portfolio Manager Information.”)

We have been advised by an officer of the Company that none of the foregoing changes regarding the Focus Five Fund will affect its Fee Table. Furthermore, an officer of the Adviser has represented to us that it will not be giving notice between now and January 31, 2012 to terminate or amend the Focus Five Fund’s Amended and Restated Contractual Fee Waiver and Expense Agreement, and thus, such written agreement will, by its terms, automatically continue in effect for another prospectus year.

In addition effective August 1, 2011, the Company appointed a new distributor, G.Distributors, LLC, a Delaware limited liability company; however, the new distributor is, as is the prior distributor, a subsidiary of GAMCO Investors, Inc.

The Company has a September 30 fiscal year end. Accordingly, we respectfully request acceleration of the effectiveness of this filing to January 27, 2012. In accordance with paragraph (d)(2) of Rule 485, we also intend to make a Rule 485(b) filing to include audited financial statements and other non-material changes to become automatically effective coincident with the requested accelerated effective date of January 27, 2012 for the Amendment.

If your staff has any questions or comments concerning the Amendment, they should call me at (212) 735-2913.

Very truly yours,

/s/ Leslie Lowenbraun

Leslie Lowenbraun

Enclosures

cc:	Bruce Alpert

Agnes Mullady

Helen Robichaud

Arlene Lonergan